[redacted]

08026909

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Streamline Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Coast Village Circle
(No. and Street)

Santa Barbara (City) California (State) 93108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
FEB 25 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Gevirtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streamline Capital Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Barbara
Subscribed and sworn (or affirmed) to before me this 15th day of Jan, 2008

Notary Public

Signature

PRESIDENT
Title

WILLIAM B. MULLEN
Commission # 1604815
Notary Public - California
Santa Barbara County
My Comm. Expires Sep 5, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Streamline Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Streamline Capital Corporation:

We have audited the accompanying statement of financial condition of Streamline Capital Corporation (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamline Capital Corporation as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 7, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Streamline Capital Corporation
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 348,679
Marketable securities, at fair market value	821,550
Notes receivable	753,610
Investments	337,497
Prepaid expenses	2,200
Furniture, fixtures, and equipment, net	7,283
Total assets	$ 2,270,819

Liabilities & Stockholder's Equity

Liabilities	
Accrued expenses	$ 1,356
Margin payable	150,500
Sublease deposits	2,000
Total liabilities	153,856
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized 100 shares issued and outstanding	12,000
Additional paid-in capital	283,521
Retained earnings	1,821,442
Total stockholder's equity	2,116,963
Total liabilities & stockholder's equity	$ 2,270,819

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Operations
For the Year Ended December 31, 2007

Revenue	
Consulting fees	$ 16,000
Interest and dividends	160,219
Other income	36,681
Net dealer inventory and investment gains (losses)	(2,828)
Total revenue	210,072
Expenses	
Employee compensation and benefits	39,275
Commissions and consulting fees	5,360
Communications	2,774
Occupancy and equipment rental	21,526
Interest	1,472
Tax and license fees, other than income	125
Other operating expenses	299,066
Total expenses	369,598
Net income before income tax provision	(159,526)
Income tax provision	800
Net income (loss)	$ (160,326)

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 12,000	$ 283,521	$ 2,494,968	$ 2,790,489
Draws	–	–	(513,200)	(513,200)
Net income (loss)	–	–	(160,326)	(160,326)
Balance at December 31, 2007	$ 12,000	$ 283,521	$ 1,821,442	$ 2,116,963

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flow
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ (160,326)
Adjustments to reconcile to net income to net cash provided by (used in) operating activities:		
Depreciation	$ 1,551	
(Increase) decrease:		
Marketable securities, at fair market value	(191,296)	
Prepaid expenses	(2,200)	
Note receivable	(112,465)	
(Decrease) increase in:		
Accrued expenses	(19)	
Income taxes payable	(2,736)	
Total adjustments		(307,165)
Net cash and cash equivalents provided by (used in) operating activities		(467,491)
Cash flows from investing activities:		
Purchase of equipment	(2,833)	
Net cash and cash equivalents provided by (used in) investing activities		(2,833)
Cash flows from financing activities:		
Draws	(513,200)	
Net increase in margin payable	150,500	
Net cash and cash equivalents provided by (used in) financing activities		(362,700)
Net increase in cash and cash equivalents		(833,024)
Cash and cash equivalents at beginning of year		1,181,703
Cash and cash equivalents at end of year		$ 348,679
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ 5,736	
Interest paid	$ 1,472	

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Streamline Capital Corporation (the "Company") was incorporated in California in June of 1993, under the name of Protective Brokerage Corporation. In January of 1997, the Company changed its name to Streamline Capital Corporation. The Company first began receiving revenue in 1997.

The Company operates under a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Consulting fee income is earned from retainers paid for merger and investment banking business. Additionally, transaction fees are earned in the form of commission income, based on the completion of corporate finance transactions. To date, clients have participated in a broad array of industries, including telecommunications, healthcare, apparel packaging, consumer products, utility outsourcing and defense.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, fixtures, and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, fixtures, and equipment are depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its retainer fee income when earned. The retainer fees are received from clients typically on a monthly basis as outlined in the Investment Banking Agreement at inception and are not contingent on the completion of a transaction. In the case of valuation work, 50% of the fee is usually paid up-front, with the remaining 50% payable upon the delivery of the final product.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT FAIR MARKET VALUE

Marketable securities, at fair market value consist of mutual funds and municipal bonds. At December 31, 2007, the securities are recorded at their fair market value of $445,535 and $376,015, respectively. The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) account as net unrealized losses of $56,459, and net realized gains of $53,631.

Note 3: NOTES RECEIVABLE

At December 31, 2007, the Company had two promissory notes outstanding with interest rates of 15% and 20% respectively. The loans are collateralized by a $1.5 million life insurance policy with a cash surrender value of $88,000 and 3,255,000 shares of common stock valued at $32,550.

Note 1	$ 424,000
Note 2	200,000
	624,000
Accrued interest	129,610
Total notes receivable	$ 753,610

Note 4: INVESTMENTS

The investment account consists of convertible preferred stock the Company received as compensation for services rendered. The investment is currently carried at its cost basis of $337,497.

Note 5: FURNITURE, FIXTURES, AND EQUIPMENT, NET

Furniture, fixtures, and equipment are recorded at cost.

			Depreciable Life Years
Office equipment	$	5,954	5
Furniture and fixtures		3,843	7
		9,797	
Less accumulated depreciation		(2,514)	
Furniture, fixtures, and equipment, net	$	7,283	

Depreciation expense for the year ended December 31, 2007 was $1,551.

Note 6: MARGIN PAYABLE

The Company buys securities in its brokerage account at the clearing firm on margin. Interest expense is charged monthly at the average overnight repurchase agreement rate. The margin balance was $150,500 for the year ended December 31, 2007.

Note 7: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 9: RELATED PARTY

The Company has entered into a FINRA approved expense sharing agreement with it's sole shareholder. Under the agreement, the Company will incur a monthly fee of $1,483 for occupancy. For the year ended December 31, 2007, the Company charged $17,798 to occupancy expenses under this agreement.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Note 10: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $1,229,371, which was $1,129,371, in excess of its required net capital of $100,000 and the Company's ratio of aggregate indebtedness ($3,356) to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

The Company was granted membership with the NASD as a $5,000 broker/dealer which allows the Company to execute ten (10) proprietary trades per calendar year. During the year ended December 31, 2007, the Company exceeded this ten trade limit in violation of their operating agreement. Under SEC Rule 15c3-1, subparagraph (a)(2)(iii), the Company is required to maintain a net capital of $100,000 once it has engaged in more than ten proprietary transactions for a calendar year.

Streamline Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 12,000	
Additional paid-in capital	283,521	
Retained earnings	1,821,442	
Total stockholder's equity		$ 2,116,963
Less: Non-allowable assets		
Notes receivable	(753,610)	
Prepaid expenses	(2,200)	
Furniture, fixtures, and equipment, net	(7,283)	
Total adjustments		(763,093)
Net capital before haircuts		1,353,870
Less: Haircuts and undue concentration		
Haircuts on mutual funds	(40,098)	
Haircuts on stocks	(56,402)	
Undue concentration	(27,999)	
Total adjustments		(124,499)
Net capital		1,229,371
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 10,257	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,129,371
Ratio of aggregate indebtedness to net capital	0.13:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007.

See independent auditor's report.

Streamline Capital Corporation
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Streamline Capital Corporation:

In planning and performing our audit of the financial statements of Streamline Capital Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 7, 2008

END